Health In Tech, Inc.

701 S. Colorado Ave, Suite 1

Stuart, FL 34994

December 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attention: Messrs. Todd Schiffman and James Lopez

RE:	Health In Tech, Inc. (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-281853) (the “Registration Statement”) Request for Acceleration of Effective Date

Dear Messrs. Todd Schiffman and James Lopez:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement to become effective on December 19, 2024 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

Health In Tech, Inc.

By:	/s/ Tim Johnson
	Name:	Tim Johnson
	Title:	Chief Executive Officer

cc:	Alexandria Kane, Esq., Loeb & Loeb LLP